                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


   |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
              OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 24, 1998

             |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to _________.

                         Commission file number: 1-5837

                       THE MECHANICAL UNIONS SAVINGS TRUST
                              (Exact name of plan)

                             135 Morrissey Boulevard
                                  P.O. Box 2378
                              Boston, MA 02107-2378
                                (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                              229 West 43d Street
                               New York, NY 10036
                (Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

         A statement of net assets available for plan benefits as of December 24, 1998, and December 24, 1997.

         Statement of changes in net assets available for plan benefits for each of the years ending December 24, 1998, December 24, 1997 and December 31, 1996.

         Notes to financial statements.

         Schedule I - Supplemental schedule of investments as of December 24, 1998.

         Schedule II - Supplemental schedule of reportable transactions for the year ended December 24, 1998.

         Schedule III - Supplemental schedule of changes in net assets by account for the year ended December 24, 1998.

Signatures

      The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               MECHANICAL UNIONS SAVINGS TRUST


                                               By /s/  MARILYN A. KELLY
                                                  ------------------------------
                                                       Marilyn A. Kelly
                                                       Administrative Trustee


Dated: June 17, 1999

                         MECHANICAL UNIONS SAVINGS TRUST

                           FINANCIAL STATEMENTS AS OF
                                DECEMBER 24, 1998
                         TOGETHER WITH AUDITOR'S REPORT

                                TABLE OF CONTENTS

Accountant's Report .................................................... Page 1

Statements of Net Assets Available for Plan Benefits ...................      2

Statements of Changes in Net Assets Available for
  Plan Benefits ........................................................      3

Notes to Financial Statements ..........................................  4 - 8

Schedule I - Supplemental Schedule of Investments ......................      9

Schedule II - Supplemental Schedule of Reportable
  Transactions .........................................................     10

Schedule III - Supplemental Schedule of Changes in Net
  Assets by Account ....................................................     11

                                JAMES J. GARRITY
                           CERTIFIED PUBLIC ACCOUNTANT
                                  P.O. BOX 448
                               733 NEPONSET STREET
                          NORWOOD, MASSACHUSETTS 02062
                         (781) 769-5522 o (FAX) 769-4061


                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANT


To the Administrative Trustees of the
Mechanical Unions Savings Trust:

I have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Mechanical Unions Savings Trust (the Plan) as of December 24, 1998 and 1997 and December 31, 1996, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. My responsibility is to express an opinion on these financial statements and schedules based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 24, 1998 and 1997 and December 31, 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments, reportable transactions and changes in net assets by account, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


Norwood, Massachusetts
May 27, 1999

                         MECHANICAL UNIONS SAVINGS TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                               December 24,    December 24,    December 31,
                                                  1998            1997            1996
                                                  ----            ----            ----
      ASSETS:
        Investments, at contract or market
          value
            Fixed Interest Fund                $ 7,576,807     $ 8,300,281     $ 9,378,965
            Growth Stock Fund                   11,353,508       9,166,960       7,035,832
            Diversified Bond Fund                  811,298         507,662         426,626
            Money Market Fund                    1,899,317       1,089,059         928,250
            Indexed Stock Fund                   6,650,804       4,838,198       3,181,655
            Government Securities Fund             502,822         470,533         399,022
            Balanced Fund                        3,714,642       3,304,552       2,156,317
            New York Times Stock Fund              741,157         731,062         447,300
            Aggressive Growth Fund               2,228,337       1,608,232         981,166
            Select International Equity
              Fund                                 903,371         652,442         350,675
            Fidelity Advisor Equity
              Growth Fund                        4,741,131       2,599,553       1,300,954
            Other Investment Funds                    --              --               800
                                               -----------     -----------     -----------

      NET ASSETS AVAILABLE FOR PLAN
        BENEFITS                               $41,123,194     $33,268,534     $26,587,562
                                               ===========     ===========     ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                              For the years ended,

                                                  December 24,      December 24,       December 31,
                                                      1998              1997              1996
                                                      ----              ----              ----
      NET ASSETS AVAILABLE FOR PLAN BENEFITS,
        beginning of year                         $ 33,268,534      $ 26,587,562      $ 21,405,754

      ADD (DEDUCT):
        Participant contributions,
          net of refunds                             4,229,224         3,689,188         3,601,500

        Employer Contributions                          63,700           109,200           125,000

        Employee rollovers, net                         85,245           203,548            32,844

        Investment income                              507,402           461,363           647,920

        Net realized/unrealized
          gains (losses)                             5,588,753         3,853,830         2,323,278

        Contractual and professional
          fees                                         (44,796)          (43,673)          (45,995)

        Benefits paid                               (2,574,868)       (1,585,033)       (1,302,307)

        Transfers                                         --              (7,451)         (200,432)
                                                  ------------      ------------      ------------

      NET ASSETS AVAILABLE FOR PLAN BENEFITS,
        end of year                               $ 41,123,194      $ 33,268,534      $ 26,587,562
                                                  ============      ============      ============

                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 24, 1998

NOTE A - DESCRIPTION OF THE PLAN

The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions. The Plan became effective on January 1, 1989, was last amended December 12, 1997 and is available to all employees of the participating unions who meet the eligibility requirements. It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

The pension committee, comprised of the plan trustees, serves as the plan administrator. Three union representatives and three representatives of the Company make up the plan trustees.

The Plan's assets are held by Allmerica Financial and are invested under a group annuity contract.

All expenses incurred in the administration of the Plan are paid by the participants.

ELIGIBILITY

To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

CONTRIBUTIONS

Participants may elect to contribute up to 20% of their total compen-sation per plan year. Employee contributions under the Plan are tax-deferred and subject to certain limitations, as defined under the plan agreement.

INVESTMENTS

Plan participants may direct the investment of their account balances in any of the following eleven investment options:

1.  FIXED INTEREST FUND
    This fund invests primarily in investment grade fixed-income securities with emphasis on public bonds, private placements and commercial mortgages. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to guarantee a specific rate of interest while also guaranteeing contributions against investment loss. Amounts invested in this fund are allocated to First Allmerica's General Account. The General Account is an investment account established and maintained for

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 1998

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

1.  FIXED INTEREST FUND (CONTINUED)
    all assets of First Allmerica Financial Life Insurance Company not specifically directed to other investment funds, and, as such, is subject to the general creditors of First Allmerica Financial Life Insurance Company.

2.  GROWTH STOCK FUND
    This fund invests primarily in common stocks and other equity-type investments, and is managed by Miller, Anderson & Sherrerd. The fund's primary objective is to produce above-average performance results relative to the broad stock market averages. Neither the principal nor investment earnings are guaranteed under this fund.

3.  DIVERSIFIED BOND FUND
    This fund invests primarily in publicly traded, fixed-income securities such as bonds, notes and debentures. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize total return. Neither the principal nor investment earnings are guaranteed under this fund.

4.  MONEY MARKET FUND
    This fund invests primarily in money market instruments that mature in less than one year, including but not limited to government securities, certificates of deposit, bankers acceptances and commercial paper. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to obtain the most current income possible while preserving principal and allowing you access to funds. Neither the principal nor investment earnings are guaranteed under this fund.

5.  INDEXED STOCK FUND
    This fund's primary objective is to match the total return of the Standard & Poor's 500 Composite Stock Price Index as closely as possible by investing in more than three-quarters of the Index's stocks. (The "Standard and Poor's 500 Composite Stock Price Index" is a registered trademark of Standard & Poor's Corporation, which neither sponsors nor is affiliated with this fund.) This fund is managed by Allmerica Asset Management, Inc. Neither the principal nor investment earnings are guaranteed under this fund.

6.  GOVERNMENT SECURITIES FUND
    This fund invests primarily in debt securities issued or guaranteed by the U.S. government or its agencies, and is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize income. Neither the principal nor investment earnings are guaranteed under this fund.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 1998

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

7.  BALANCED FUND
    This fund invests primarily in traditional stocks, bonds and cash equivalents, and is managed by Standish, Ayer & Wood. The fund's primary objective is to provide a balanced investment comprised of well-diversified portfolio of stocks and bonds that will produce both capital growth and current income. Neither the principle nor investment earnings are guaranteed under this fund.

8.  NEW YORK TIMES STOCK FUND

    Under this option, your account is invested in common stock of the New York Times Company, as offered in Allmerica's Separate Investment Accounts. Minimum share blocks of 100 are purchased by the Account for their fair market value with any other amounts invested in cash or cash equivalents. As a stockholder, you are investing in the Company. Neither the principal nor any investment earnings are guaranteed under this option. This investment account accepted no new contributions after October 1, 1993.

9.  AGGRESSIVE GROWTH FUND

    This fund invests primarily in common stock and other equity-type investments, and is managed by Nicholas-Applegate Capital Management. The fund's primary objective is to provide strong investment returns by investing in small to medium-sized emerging growth companies. Neither the principal nor investment earnings are guaranteed under this fund.

10. SELECT INTERNATIONAL EQUITY FUND

    This fund invests primarily in common stocks and other equity-type investments of established non-U.S. companies, and is managed by Bank of Ireland Asset Management. The fund's objective is to seek strong returns in companies expected to benefit from global economic trends. Neither the principal nor investment earnings are guaranteed under this fund.

11. FIDELITY ADVISOR EQUITY GROWTH FUND

    This fund invests primarily in common stocks and other equity-type investments of companies with above average growth characteristics, and is managed by Fidelity Investments. The fund's objective is to seek companies with above average growth characteristics such as sales and earnings. Neither the principal nor investment earnings are guaranteed under this fund.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 1998

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

VESTING

Participants are 100% vested in their contributions and any earnings on their investment account balances.

IN-SERVICE WITHDRAWALS

A participant may withdraw his contributions prior to age 59-1/2 solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations). If a hardship withdrawal is taken the participant will be suspended from making salary savings contributions to this or any other plan maintained by his employer for one year. After age 59 1/2, even if still employed, a participant may request a withdrawal for any reason. Contributions to the plan are not required to be suspended in this situation.

TERMINATION OF EMPLOYMENT

If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. Distribution is made in a lump-sum payment equal to the value of the participant's account.

PLAN AMENDMENT

Effective for the fiscal year beginning January 1, 1997 the trustees have amended the plan by adopting a fiscal year ending December 24 and commencing December 25.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

CLASSIFICATION CHANGE

A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

BASIS OF ACCOUNTING

The accompanying financial statements are prepared using the accrual basis of accounting. All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed Investment Account. Contract value at December 24, 1998 and 1997 and December 31, 1996 approximates market value.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 1998

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES (Continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - TAX STATUS

The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.

NOTE D - EMPLOYER CONTRIBUTION

Beginning in fiscal year 1996 the employer has agreed to make annual minimum contribution of $500 per participant to all participants eligible at the commencement of each plan fiscal years. Contributions in the amount of $63,700, $109,200 and $125,000 were made for the 1998-1997-1996 plan years respectively.

                                                                      SCHEDULE I

                         MECHANICAL UNIONS SAVINGS TRUST

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS

                             as of December 24, 1998

GUARANTEED ACCUMULATION FUNDS

                                                                     Contract/
                                                                      Market
                                                         Cost         Value
                                                      -----------   -----------
Allmerica Financial:
  Fixed Interest Fund-
    #G05-003, 7.65%, due 06/30/00                     $ 1,236,132   $ 1,236,132
    #G05-004, 5.95%, due 06/30/99                         628,125       628,125
    #G05-005, 5.35%, due 12/31/99                         663,493       663,493
    #G05-006, 5.65%, due 06/30/99                         933,894       933,894
    #G05-007, 5.05%, due 12/31/98                         937,830       937,830
    #G05-008, 5.40%, due 12/31/00                         966,707       966,707
    #G05-009, 5.55%, due 06/30/01                         618,127       618,127
    #G05-010, 5.20%, due 12/31/01                         364,442       364,442
    #G05-011, 4.80%, due 06/30/01                       1,228,057     1,228,057
                                                      -----------   -----------

      Total guaranteed accumulation
        funds                                         $ 7,576,807   $ 7,576,807
                                                      -----------   -----------

INVESTMENT ACCOUNTS

                                           Units
                                           -----
Allmerica Financial:
  Growth Stock Fund                      727,369                    $11,353,508
  Diversified Bond Fund                   88,596                        811,298
  Money Market Fund                      519,663                      1,899,317
  Indexed Stock Fund                   1,017,689                      6,650,804
  Government Securities Fund              32,041                        502,822
  Balanced Fund                          161,884                      3,714,642
  Aggressive Growth Fund                 115,422                      2,228,337
  Select International Equity Fund        54,403                        903,371
  Fidelity Advisor Equity Growth Fund    186,522                      4,741,131
  New York Times Stock Fund               17,007                        741,157
                                                                    -----------

      Total investment accounts                                     $33,546,387
                                                                    -----------

      Total investments                                             $41,123,194
                                                                    ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                                                                     SCHEDULE II

                         MECHANICAL UNIONS SAVINGS TRUST

                SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 24, 1998

                         Description of          Total Cost      Total Sales
Description of Assets     Transactions          of Purchases       Proceeds
---------------------    --------------         ------------     -----------
Growth Stock Fund (1)       94 purchases        $ 1,718,071

New York Times (2)           0 purchases        $      -
                             9 sales of
                         1,207 units                             $    49,751

(1) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

(2)   Represents transactions with a party in interest.

                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

            SUPPLEMENTAL SCHEDULE OF CHANGES IN NET ASSETS BY ACCOUNT

                       For the year ended December 24,1998

                                    Growth                              Money            Indexed
                                    Stock           Diversified         Market            Stock
                                     Fund            Bond Fund           Fund              Fund
                                     ----            ---------           ----              ----
BALANCE,
  beginning of year              $  9,166,960      $    507,662      $  1,089,059      $  4,838,198

ADD (DEDUCT):
  Transfers                          (492,764)          222,037           683,643          (388,670)

  Participants contributions        1,019,775            78,730           102,036           742,636

  Employer contributions                    0                 0            63,700                 0

  Rollovers                            12,419                 0                 0            15,308

  Participant distributions          (306,934)          (33,454)         (105,400)         (187,129)

  Participant earnings              1,962,116            36,744            67,443         1,634,431

  Fees                                 (8,064)             (421)           (1,164)           (3,970)

BALANCE, end of year             $ 11,353,508      $    811,298      $  1,899,317      $  6,650,804
                                 ============      ============      ============      ============

                                  Agressive        International       Fidelity          Government
                                   Growth             Equity            Growth           Securities
                                    Fund               Fund              Fund               Fund
                                    ----               ----              ----               ----
BALANCE,
  beginning of year              $  1,608,232      $    652,442      $  2,599,553      $    470,533

ADD (DEDUCT):
  Transfers                            57,493             6,070           480,477            21,804

  Participants contributions          415,798           150,950           648,904            44,137

  Employer contributions                    0                 0                 0                 0

  Rollovers                            18,526            12,767            16,334                 0

  Participant distributions           (67,602)          (23,482)         (270,808)          (64,781)

  Participant earnings                198,387           105,317         1,269,537            31,511

  Fees                                 (2,497)             (693)           (2,866)             (382)

BALANCE, end of year             $  2,228,337      $    903,371      $  4,741,131      $    502,822
                                 ============      ============      ============      ============

                                                        NY               Fixed
                                   Balanced           Times             Income
                                     Fund              Fund              Funds             Total
                                     ----              ----              -----             -----
BALANCE,
  beginning of year              $  3,304,552      $    731,062      $  8,300,281      $ 33,268,534

ADD (DEDUCT):
  Transfers                           161,888              (701)         (751,277)     $          0

  Participants contributions          393,486           632,772      $  4,229,224

  Employer contributions                    0                 0                 0      $     63,700

  Rollovers                             9,891                 0      $     85,245

  Participant distributions          (434,621)          (49,751)       (1,030,906)     ($ 2,574,868)

  Participant earnings                281,806            60,895           447,968      $  6,096,155

  Fees                                 (2,360)             (348)          (22,031)     ($    44,796)

BALANCE, end of year             $  3,714,642      $    741,157      $  7,576,807      $ 41,123,194
                                 ============      ============      ============      ============